601 JEFFERSON STREET, TEXAS 77002
PHONE 713.753.3011

June 19, 2014

Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: KBR, Inc.
Form 10-K for the Year Ended December 31, 2013
Filed February 27, 2014

File No. 1-33146

Dear Ms. Rocha:

Thank you for your letter dated June 10, 2014, regarding the SEC’s comment on the KBR, Inc. (“KBR”) filing referenced above. Attached is our response to your comment. For your convenience, our response is prefaced by the SEC staff’s comment in italicized text.

If you have any questions relating to this submission, we request that you or such member please call me directly at (713) 753-8380 (fax no. (713) 753-5353) or call Jeffrey King, KBR’s Vice President of Public Law, directly at (713) 753-4604 (fax no. (713) 753-3310).
Sincerely,

/s/ Nelson E. Rowe
Nelson E. Rowe
Vice President and Chief Accounting Officer

Item 9A. Controls and Procedures, page 110

1.
We note your May 30, 2014 response to comment 2 provides draft disclosure that indicates there were no changes in internal controls over financial reporting that would have materially affected or are reasonably likely to affect your internal controls over financial reporting. However, in your response dated May 15, 2014 to our letter dated May 5, 2014 you state that with the addition of the most recent phase of your ERP implementation that there were in fact changes in internal controls over financial reporting that have materially affected your internal controls over financial reporting. Please tell us your basis for changing your conclusion on whether the ERP implementation was considered a change in internal controls that have materially affected or are reasonably likely to affect your internal controls over financial reporting, specifically addressing how the “enhancements” made to your internal controls over financial reporting as a result of the ERP implementation is not considered a change in internal control over financial reporting that has materially affected or are reasonably likely to affect your internal controls over financial reporting. As previously noted, the “however” language included in your May 30, 2014 draft disclosure appears to qualify the implementation of the new ERP system as a change in your internal control over financial reporting.

Response:

We acknowledge the Staff’s comment requesting the basis for changing our conclusions on the impact of our ERP implementation on our disclosure about changes in our internal control over financial reporting (ICFR). KBR notes that in our May 15, 2014 response to the Staff's comment 4, we provided draft disclosures to be included in future filings, when or to the extent we had changes in our ICFR during a period that have materially affected, or are reasonably likely to materially affect, our ICFR.

As part of the process of responding to the Staff's comments and upon further consideration of our implementation phases, we determined that while we completed the first phase of our implementation during the three months ended September 30, 2013, we did not complete any phase during the three months ended December 31, 2013. As noted in our response dated May 30, 2014, to the Staff's comment 2, we believe each completed phase of our new company-wide ERP system, becomes a significant component of our ICFR, because it replaces our legacy system in which a significant portion of our business transactions originate, are processed and are recorded and therefore, it enhances our ICFR. Since we did not complete any phase of our implementation in the quarter ended December 31, 2013, we modified our response to the Staff comment in our Comment Letter response dated May 30, 2014 and the disclosures in our recently filed Form 10-K/A for the year ended December 31, 2013 to reflect our conclusion that we had no changes in our ICFR.

In the future, upon implementation of each phase of our new ERP system, we will analyze the impact in order to determine if completion of that phase during a period resulted in changes in our ICFR that have materially affected, or are reasonably likely to materially affect, our ICFR. If we conclude the resultant enhancements reflect changes in our internal controls pursuant to Regulation S-K Item 308 (c), we will include disclosure indicating there were changes in our ICFR during the period that have materially affected, or are reasonably likely to materially affect, our ICFR, as well as pertinent information on the specific types or nature of changes in our ICFR.

Conversely, if during an applicable reporting period we determine we have not completed any phase of our implementation or conclude we have no changes that have materially affected, or are reasonably likely to materially affect, our ICFR, we will include disclosure indicating this position.